Tastés

GROCER BY THE PEOPLE

Come Taste Local

WE HAVE ATTAINED PROOF OF CONCEPT

RECAP:

WHAT DO GROCERY SHOPPERS WANT?

CONSUMERS WANT HIGH QUALITY,
LOCALLY PRODUCED FOOD AT EQUAL TO OR LESS THAN CONVENTIONAL FOOD.
THINK FARMER'S MARKET FOOD AT AFFORDABLE PRICES & CONVENIENTLY ACCESSIBLE .

WHAT DO FOOD PRODUCERS WANT?

THOUSANDS OF SMALL AND MID-SIZED FOOD PRODUCERS
WANT TO SELL DIRECTLY TO CONSUMERS IN A BRICK AND MORTAR SETTING,
BUT BARRIER OF ENTRY INTO A TRADITIONAL GROCERY STORE IS
COST PROHIBITIVE AND HIGHLY COMPLEX.
INDUSTRY AVERAGE OF $50K IN SLOTTING FEES ALONE BEFORE ANY OTHER FEES

HOW?

HOW TASTES CAPITALIZES ON THE GAP

WE SIMPLY RETRO-FIT SPACES INTO UPSCALE GROCERY STORES & LEASE OUT SHELF SPACES TO *LOCAL* FOOD PRODUCERS AT JUST $215 PER MONTH SO THEY CAN SELL DIRECT TO CONSUMERS AFFORDABLY.

HIGH SLOTTING FEE

COMPLEX GROCERY SYSTEM

NO MIDDLE-MAN MARKUP

=

SOURCE DIRECT FOOD

AT SOURCE DIRECT PRICING

SIMPLE REVENUE MATH OF 1 STORE

500 SHELF SPACES X $215/MTH PLUS OTHER SALES

GROSS $6.7M

NET $3.25M

264 STORES IN USA = NET $855M

528 STORES IN EUROPE = NET $1.7B

Tastés
GROCER BY THE PEOPLE
Come Taste Local

PROOF IS IN THE PUDDING

DEC 31

- 80% SHELF SPACES OCCUPIED WITH DEPOSITS IN HAND BY JAN 2022
- 2000 EXCITED SHOPPERS SIGNED UP WITH CAC OF $0.50 PER SHOPPER

APR '22

- 95% SHELF SPACES LEASED
- 4000 SHOPPERS SIGNED UP
- CONSTRUCTION IS 25% COMPLETE

PROJECTED GRAND OPENING

SEPT '22

WHAT'S ON THE HORIZON?

1. WE ARE EXPLORING ACQUISITION OF EXISTING LOCAL GROCERS WITH GREAT LOCATIONS, STRONG CUSTOMER AND VENDOR BASES TO RETRO-FIT AND RE-BRAND AS TASTES. MERGER/ACQUISITION WITH THESE GROCERS RAPIDLY CAPTURE MARKET SHARE WITHIN A YEAR VS. ESTABLISHING BRAND NEW LOCATIONS OVER MULTIPLE YEARS.

2. WE ARE CREATING AN ENDLESS PIPELINE OF NEW FOOD BRANDS THAT MATCH OUR TARGET LEASSORS OF SHELF SPACES WITH "LEVEL UP", A RECURRING, FREE 14-PART BOOTCAMP THAT ATTRACTS NEW AND ESTABLISHED FOOD BRANDS THAT WANT TO GROW THEIR BUSINESS.

3. WE ARE BUILDING THE FOUNDATION THAT ESTABLISHES A STRONG SERVANT LEADERSHIP IN FOOD RETAIL. TASTES FOUNDED FRRT (FOOD REVOLUTION ROUND TABLE) LAUNCHING IN JANUARY WITH 22 COMMUNITY LEADERS. THE MISSION IS TO RE-DESIGN THE FOOD SYSTEM ACROSS THE NATION WITH THE HELP OF COMMUNITY LEADERS ACROSS AMERICA JOINING US AT OUR ROUND TABLE.

THE *Tástés* EXPERIENCE

DESIGN BY VARIANT

BLOCK PLAN



STORAGE
MISC. REFRIGERATED
BEVERAGES
DAIRY
RESTROOMS
DRY GOODS
BAKERY
DRY BAKERY
SELF BAKERY
DISCOVERY TABLE
FREE-STANDING DISPLAYS/ DISCOVERY TABLES
FRESH MEAT
CHEESE/ WALL DELI PROVISIONS
PRODUCE
BASKETS (DRY PRODUCE)
DRY PRODUCE
CAFE
TAPS
HOT BAR
KITCHEN
WINE CAVE
GLASS WITH WINE CORKS
FLORAL DISPLAY TRUCK
MEAL PREP IDEAS
VESTIBULE/ ENTRY FEATURE
CUSTOMER SERVICE
SELF-SERVE PICKUP LOCKERS
GRAB & GO MISC
FLORAL BEACH
LOWER HEIGHT SHELVES
PICK-UP WINDOW (INTERIOR)
STORAGE
COFFEE
PICK-UP WINDOW (EXTERIOR)

RENDERING



PASTRY
MEAT & CHEESE
BREAD
Tástés



Tástés

FEEL



















INVEST ALONG WITH A SEASONED TEAM

WITH MULTIPLE EXITS AND 150 YEARS EXPERIENCE



STEVEN LARKIN

INTERIM CMO, MARKETING ADVISOR
20 YEARS EXPERIENCE. C-LEVEL EXECUTIVE OF ZALES, GOLFSMITH, MACY'S. EXPERIENCED IN OMNI-CHANNEL RETAIL IN FORTUNE 100, STARTUPS, PUBLIC AND PRIVATE EQUITY. HAS HAD MULTIPLE SUCCESSFUL EXITS.



CHERYL CUNNINGHAM

FOUNDER AND CEO
20 YEARS EXPERIENCE. C-LEVEL EXECUTIVE OF STARTUPS. EXPERIENCED IN FORTUNE 100, FOOD AND BEVERAGE, RETAIL, ENTERTAINMENT, MARKETING REAL ESTATE, AND SERVICES.



GREEN STREET PARTNERS

STEVEN SIEGEL

CO-FOUNDER, GLOBAL EXPANSION ADVISOR
35 YEARS EXPERIENCE. C-LEVEL EXECUTIVE OF FORTUNE 1000 COMPANIES. EXPERIENCED IN AI, E-COMMERCE, CONSUMER GOODS, RETAIL, FASHION, FINANCE, FINTECH WITH MULTIPLE SUCCESSFUL EXITS.



QINGBIN YUAN

RESEARCH & DEVELOPMENT ADVISOR
20 YEARS EXPERIENCE. HEAD INNOVATOR OF R&D WITH HERSHEYS. EXPERIENCED IN PRODUCT DEVELOPMENT, AGILE INNOVATION, AND OPERATIONS FOR FORTUNE 500 - 1000 COMPANIES



JOSH HOFFMAN

SALES, TECH, OPERATIONS ADVISOR
20 YEARS EXPERIENCE. GLOBAL SALES LEADER IN FORTUNE 100, MENTOR IN ACCELERATORS FOR STARTUPS. EXPERIENCED IN TECHNOLOGY, SAAS, AND SERVICES



JIM ELIASBERG

HEAD COUNSEL AND LEGAL ADVISOR
35 YEARS EXPERIENCE. HEAD LEGAL COUNSEL OF TACO CABANA, GOLFSMITH, CITIZENS. EXPERIENCED IN REAL ESTATE, CONSUMER GOODS RETAIL, FOOD RETAIL, SUPREME COURT, AND LANDMARK CASES

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BREAD

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